[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                             RYAN AZLEIN
                                             Senior Counsel
                                             Direct       818.444.4504
                                             Voice
                                             Direct Fax   818.474.8604
                                             E-Mail       razlein@biztechlaw.com


September 8, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:   TARRANT APPAREL GROUP
               RESPONSES TO STAFF COMMENTS OF SEPTEMBER 5, 2006 WITH RESPECT TO:

               REGISTRATION STATEMENT ON FORM S-3
               FILE NO. 333-136585
               FILED AUGUST 14, 2006

Ladies and Gentlemen:

         On behalf of Tarrant Apparel Group (the "COMPANY"), we have enclosed for filing one copy with exhibits of the Company's Amendment No. 1 to Registration Statement on Form S-3, File No. 333-136585 (the "S-3 AMENDMENT").

         In addition to filing the S-3 Amendment, we hereby provide the following responses in reply to the Staff's comment letter, dated September 5, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FEE TABLE

1. WE NOTE THAT YOU REGISTERING FOR RESALE 4,917,859 SHARES ISSUABLE UPON CONVERSION OF COMMON STOCK PURCHASE WARRANTS, WHICH SUM INCLUDES ADDITIONAL SHARES ISSUABLE IN CONNECTION WITH ANTI-DILUTION PROVISIONS. PLEASE NOTE THAT RULE 416 COVERS ADDITIONAL SHARES TO BE ISSUED IN CONNECTION WITH ANTI-DILUTION PROVISIONS, AND WE NOT THAT YOU REFER TO RULE 416 IN THE FOOTNOTE TO THE FEE TABLE. PLEASE TELL US WHY YOU ARE REGISTERING THESE ADDITIONAL SHARES OF COMMON STOCK THAT APPEAR TO BE COVERED BY RULE 416 AND REVISE THE DISCLOSURE ACCORDINGLY.

         The Company has considered the Staff's comments. The warrants issued to the selling shareholders contain "weighted average" antidilution adjustment provisions which



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Securities and Exchange Commission
September 8, 2006
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provide for adjustments to the exercise price and number of shares issuable upon exercise of the warrants under certain circumstances if the Company were to issue additional securities at a price below the then applicable base exercise price or below the then applicable market price for the Company's common stock. As a result, if these adjustment provisions are triggered, the Company may be obligated to issue additional shares of common stock upon exercise of the warrants. To address this possible issuance of additional shares, the Company is registering the additional 25% of shares currently issuable upon exercise of the warrants. In addition, the registration rights agreement the Company entered into with the selling shareholders obligates the Company to register these additional shares. Disclosure regarding these adjustment provisions and the requirements that the Company register the additional shares is included in the Selling Shareholders section of the registration statement.

         Rule 416 provides that a registration statement registering securities shall be deemed to also cover additional securities that may be issued pursuant to terms of the registered securities that provide for a change in the amount of securities being issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. However, as described above, the additional shares registered by the Company underlying the warrants may become issuable upon exercise of the warrants as a result of price-based antidilution adjustments, rather than due to a stock split or similar transaction. As a result, the Company believes that Rule 416 would not cover such additional shares.

         For the reasons discussed above, the Company respectfully asserts that no revisions to the Fee Table in the registration statement are necessary.

UNDERTAKINGS, PAGE II-4

2.       PLEASE   REVISE  TO  INCLUDE   THE   UNDERTAKINGS   REQUIRED   BY  ITEM
         512(a)(5)(ii) OF REGULATION S-K.

          The Company has revised the undertakings section of the S-3 Amendment to include the additional undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

                                    * * * * *


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Securities and Exchange Commission
September 8, 2006
Page 3


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4504.

                                          Sincerely,


                                          /s/ Ryan Azlein
                                          ----------------------
                                          Ryan Azlein

cc:      Gerard Guez
         Corazon Reyes